[DECHERT LETTERHEAD]
July 21, 2010
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Vincent J. Di Stefano, Esq.

Re:	J.P. Morgan Multi-Strategy Fund L.L.C. (the “Fund”) (File No. 811-21552)
Dear Mr. Di Stefano:
Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2010. Below, we provide responses to such comments, as requested. These changes will be reflected in the Fund’s definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about July 21, 2010.
Comment 1.	Please confirm that pro forma financial statements discussed in Item 22(a)(3)(iv) of Schedule 14A are not included in the proxy statement because fees paid by Members of the Fund are not changing.
Response 1. The fees paid by Members of the Fund are not changing. The same fees currently payable to the investment manager and the special member will be payable to the investment manager, the special member and the administrator. Therefore, in accordance with Item 22(a)(3)(iv), we have not included pro forma financial statements in the proxy statement.
Comment 2.	Please supplementally identify where disclosure regarding board diversity, which is required by Item 22(15)(ii)(a), is located in the proxy statement.
Response 2. The referenced disclosure is contained in the first paragraph of the section entitled “Proposal 1: Election of Directors.”
As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Richard Horowitz at 212.698.3525 (phone) or 212.698.3599 (fax) or Lisa Price at 212.649.8795 (phone) or 212.698.3599 (fax). Thank you.
Best regards,
/s/ Richard Horowitz
Richard Horowitz